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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Black Oak Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

707 Carroll St - Ste C
(No. and Street)

Pawnee	IL	62558
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dwan Gross	217-498-7876	dwan.n.gross@blackoaksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kerber Eck & Braeckel LLP
(Name – if individual, state last, first, and middle name)

3200 Robbins Rd - Ste 200A	Springfield	IL	62704
(Address)	(City)	(State)	(Zip Code)

10/22/2003	718
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dwan Gross _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Black Oak Securities, Inc. _____, as of June 30 _____, 2 25 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF ILLINOIS

ABBYGAIL LOGUE
OFFICIAL SEAL
Notary Public - State of Illinois
Commission No. 974645
My Commission Expires July 07, 2027

Abbygail Logue

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BLACK OAK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

June 30, 2025

CONTENTS



Kerber, Eck & Braeckel LLP
3200 Robbins Road
Suite 200A
Springfield, IL 62704

P 217.789.0960
F 217.789.2822

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Black Oak Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Black Oak Securities, Inc. (an Illinois corporation) as of June 30, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements, present fairly, in all material respects, the financial position of Black Oak Securities, Inc. as of June 30, 2025, and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Black Oak Securities, Inc.'s management. Our responsibility is to express an opinion on Black Oak Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Black Oak Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplementary Information

Schedule 1 - Net Capital Computation has been subjected to audit procedures performed in conjunction with the audit of Black Oak Securities, Inc.'s financial statements. The supplementary information is the responsibility of Black Oak Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule 1 - Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber Eck + Braeckel LLP

We have served as Black Oak Securities, Inc.'s auditors since 2009.

Springfield, Illinois
September 19, 2025

Black Oak Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2025

ASSETS

Cash and cash equivalents	$	410,049
Commissions receivable		51,643
Prepaid expenses		1,618
Total assets	$	463,310

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$	23,261
Income tax payable		12,752
Total liabilities		36,013
Common stock, $ 1 par value, 1,000 shares authorized, 610 shares issued and outstanding		610
Additional paid-in capital		5,390
Retained earnings		421,297
Total stockholder's equity		427,297
Total liabilities and stockholder's equity	$	463,310

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF OPERATIONS

For the year ended June 30, 2025

Revenue		
Securities commissions	$	497,709
Investment income		2,223
Total revenues		499,932
Expenses		
Administration fees		119,700
Commissions		273,820
Other operating expenses		11,822
Total expenses		405,342
Income before income taxes		94,590
Income tax expense		29,077
Net Income	$	65,513

The accompanying notes are an integral part of this statement.

6

Black Oak Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended June 30, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2024	$ 610	$ 5,390	$ 355,784	$ 361,784
Net Income	-	-	65,513	65,513
Balance at June 30, 2025	$ 610	$ 5,390	$ 421,297	$ 427,297

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2025

Cash flows from operating activities		
Net Income	$	65,513
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in commissions receivable		2,420
Decrease in other receivables		-
Decrease in prepaid expenses		236
Decrease in commissions payable		(1,086)
Increase in tax liability		1,987
Net cash provided by operating activities		69,070
Net increase in cash and cash equivalents		69,070
Cash and cash equivalents at beginning of year		340,979
Cash and cash equivalents at end of year	$	410,049
Supplemental Data		
Cash Paid for Income Taxes	$	27,090

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2025

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. *Nature of Operations*

Black Oak Securities, Inc. (Company) began operations September 28, 1992, as a broker-dealer in securities. The Company does not receive directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry any accounts of, or for customers. The Company is exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that it carries no margin accounts and does not otherwise hold funds or securities for customers.

2. *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers cash on hand, deposits with banks and certificates of deposits to be cash.

3. *Commissions*

The Company contracts with mutual fund companies and insurers to offer access to shares and annuities of the entities to individual customers. The contracts with these entities provide for a single performance obligation. Commissions on first-time and recurring sales of shares and annuities are point-in-time transactions and revenue is recognized on the trade-date of the transaction. Commissions associated with the ongoing investment in the entities are earned and recognized on a quarterly basis. Commission expense to agents are recorded simultaneously with the recognition of the commission revenue.

4. *Income Taxes*

As of June 30, 2025, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial condition date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable.

Black Oak Securities, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

June 30, 2025

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

5. *Subsequent Events*

Management has evaluated subsequent events for recognition and disclosure in the financial statements through September 19, 2025, which is the date the financial statements were available to be issued. Through September 19, 2025, no subsequent events required recognition or disclosure in the financial statements.

6. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE B - INCOME TAXES

The components of the income tax provision for the year ended June 30, 2025, are as follows:

Current	
Federal	$ 19,796
State	9,281
	$ 29,077

NOTE C - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when:

Black Oak Securities, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

June 30, 2025

a. Its aggregate indebtedness exceeds 15 times its net capital as those defined in Rule 15 c3-1, or

b. Its net capital is less than the minimum required.

At June 30, 2025, the Company's net capital and required net capital were $ 425,679 and $ 5,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.10:1 or 8.46%.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company is related to Administrative Services, Inc. through common ownership and management. The financial activities of Administrative Services, Inc. are not included in the accompanying financial statements. Administrative Services, Inc. pays all common administrative expenses of the Company. Common administrative expenses are set forth in a signed agreement between Administrative Services, Inc. and the Company. The Company makes payments to Administrative Services, Inc. throughout the year for its share of these expenses. Expenses to Administrative Services, Inc. totaled $ 119,700 for the year ended June 30, 2025.

SUPPLEMENTARY INFORMATION

Black Oak Securities, Inc.

SCHEDULE 1 - NET CAPITAL COMPUTATION

June 30, 2025

Total assets	$	463,310
Total liabilities		36,013
Ownership equity		427,297
Less: Non-liquid assets		1,618
Haircut on securities		-
Adjusted net capital	$	425,679
Computation of aggregate indebtedness		
Other liabilities	$	36,013
Aggregate indebtedness	$	36,013
Computation of net capital requirement		
A - Net capital requirement	$	2,401
(6-2/3% of aggregate indebtedness)		
B - Minimum net capital requirement	$	5,000
Net capital requirement (greater of A or B)	$	5,000
Excess net capital	$	420,679
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	419,679
Ratio of aggregate indebtedness to net capital		0.10:1

There are no significant differences between the computation above and the computation filed with the June 30, 2025 Focus IIA.



Black Oak Securities, Inc.

Exemption Report
and
Report of Independent Registered Public Accounting Firm

June 30, 2025



Kerber, Eck & Braeckel LLP   P 217.789.0960
3200 Robbins Road   F 217.789.2822
Suite 200A
Springfield, IL 62704

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Black Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Black Oak Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Black Oak Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) Black Oak Securities, Inc. stated that Black Oak Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Black Oak Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Black Oak Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber Eck + Braeckel LLP

Springfield, Illinois
September 19, 2025

Exemption Report
(Notice Pursuant to Rule 15c3-3)

Broker or Dealer

Name: Black Oak Securities, Inc.
Address: 770 Carroll St., Suite C
    Pawnee, IL 62558
Telephone: 217-498-7876
SEC Registration Number: 8-45219
FINRA Registration Number: 30889

The Customer Protection Rule outlines three types of exemptions, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties such as clearing broker-dealers.

1. Black Oak Securities, Inc. is exempt from 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3. The applicable exemption being used is:

(k)(1) Exemption - Provided to broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it can not hold funds or securities for, or owe money or securities to, customers.

2. Black Oak Securities, Inc. has met the exemption under 15c3-3(k)(1) throughout the most recent fiscal year without exception.

3. There have been no exceptions, therefore, there are none to identify.

I, the undersigned, hereby attest that all statements are current, correct and accurate to the best of my knowledge.

Signature: _____ Date: 6-30-2025

Name: Dwan N. Gross

Title: President

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